UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No.: 001-04171
A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
The Kellogg Company Bakery, Confectionery, Tobacco Workers
and Grain Millers Savings and Investment Plan
B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Kellogg Company
One Kellogg Square
Battle Creek, Michigan 49016-3599

Kellogg Company
Bakery, Confectionery, Tobacco
Workers and Grain Millers
Savings and Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2008 and 2007

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4–12

Supplemental Schedule

Schedule H, line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2008	13

Exhibit 23.1 - Consent of Independent Registered Accounting Firm
EX-23.1

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kellogg Company Bakery, Confectionery,
Tobacco Workers and Grain Millers Savings
and Investment Plan
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Detroit, Michigan
June 25, 2009

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statement of Net Assets Available for Benefits
as of December 31, 2008 and 2007

	2008	2007
Assets
Plan’s interest in Master Trust at fair value (Note 7)	$447,443,578	$524,987,448
Loans to participants	6,327,786	6,652,130

Total assets	453,771,364	531,639,578

Liabilities
Accrued investment services fees	79,268	70,435

Total liabilities	79,268	70,435

Net assets available for benefits at fair value	453,692,096	531,569,143

Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	15,076,205	(408,084)

Net assets available for benefits	$468,768,301	$531,161,059

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2008 and 2007

	2008	2007
Contributions
Employer	$5,128,883	$5,120,580
Employee	13,100,419	13,295,967
Rollovers from other qualified plans	354,949	96,938

Total contributions	18,584,251	18,513,485

Earnings/(loss) on investments
Plan’s interest in income/(loss) of Master Trust (Note 7)	(37,534,368)	26,249,827
Interest income on loans to participants	483,017	466,210
Redemption fees	(62,461)	(86,724)

Total earnings/(loss) on investments, net	(37,113,812)	26,629,313

Participant withdrawals	(43,827,065)	(51,865,262)
Trustee fees	(36,132)	(34,213)

Net decrease	(62,392,758)	(6,756,677)

Net assets available for benefits
Beginning of year	531,161,059	537,917,736

End of year	$468,768,301	$531,161,059

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan sponsor, Kellogg Company.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements, to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The Plan adopted the provisions of SFAS No. 157 as of the beginning of its 2008 Plan year. Adoption of the provisions of SFAS No. 157 did not have an impact on the measurement of the Plan’s assets and liabilities but did result in additional disclosures contained in Note 6 herein.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion of fair value measurements.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

Investment Contracts with Insurance Companies

During the Plan years 2008 and 2007, the Plan entered into benefit-responsive investment contracts for which Dwight Asset Management has oversight. Dwight Asset Management maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

From August 26, 1998 to August 6, 2007, the Plan entered into benefit-responsive investment contracts for which INVESCO had oversight. INVESCO maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. As required by the FSP, the Statement of Net Assets

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Dwight Asset Management and INVESCO, represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a monthly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contracts do not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2008	2007
Average Yields
Based on actual earnings	6.01%	5.43%
Based on interest rate credited to participants	4.05%	4.93%
Allocation of Net Investment Income to Participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.
Risks and Uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible the changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
2.	Provisions of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

Plan Administration

The Plan is administered by trustees appointed by Kellogg Company and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union, the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Redemption Fees

The Plan charges a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan Participation and Contribution

Generally, all Kellogg Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 374-G and 401-G are eligible to participate in the Plan.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer $15,500 in 2008 and $15,500 in 2007. Employee contributions are matched by Kellogg Company at a 100 percent rate on the first 3 percent and a 50 percent rate on the next 2 percent with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

Employer matching contributions held in the Kellogg Company Stock Fund can be transferred by a participant at any time to any other investment fund then available under the Plan.

Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

Vesting

Participant account balances are fully vested.
Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years (or 180 months). Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.
Participant Distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.
Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan until age 65 or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum. Participants are eligible to retire from the Company at age 62, with 5 years of service, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.
Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time.
3.	Income Tax Status

The Plan administrator has received a favorable letter from the Internal Revenue Service dated March 18, 2004 regarding the Plan’s qualification under applicable income tax regulations. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.	Related Party Transactions

Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by The Bank of New York Mellon Corporation. Kellogg Company is the Plan sponsor, and The Bank of New York Mellon Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

5.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$468,768,301	$531,161,059
Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	(15,076,205)	408,084

Net assets available for benefits per the Form 5500	$453,692,096	$531,569,143

The following is a reconciliation of Plan’s interest in income of Master Trust per the financial statements for the year ended December 31, 2008 to Form 5500:

2008
Plan’s interest in loss of Master Trust per the financial statements	$(37,534,368)
Redemption fees	(62,461)
Trustee fees	(36,132)
Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	(15,484,289)

Net investment gain from Master Trust investment accounts per the Form 5500	$(53,117,250)

6.	Fair Value Measurements
SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability; and

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value:
•	Money market funds: Valued using amortized cost, which approximate fair value.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

•	Participant loans: Valued at amortized cost, which approximates fair value.

•	Guaranteed investment contracts: Value at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See note 1). The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of each synthetic GIC wrapper is calculated as the difference between the fair value of the underlying assets and the fair value of the current annual fee multiplied by the notional dollar amount of the contract.

•	Commingled funds: Valued based on information reported by the investment advisor using the audited financial statements of the funds at year end.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Kellogg Company Master Trust assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money Market Funds	$—	$16,098,632	$—	$16,098,632
Mutual Funds	328,959,162	—	—	328,959,162
Commingled Funds	—	129,130,967	—	129,130,967
Common Stock — Kellogg Company	117,331,024	—	—	117,331,024
Guaranteed Investment Contracts	132,428,717	499,238,242	25,125,189	656,792,148

	$578,718,903	$644,467,841	$25,125,189	$1,248,311,933

Fair market value of the Plan’s participant loans at December 31, 2008 was $6,327,786, and these participant loans are classified as Level 3.

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Trust’s and Plan’s Level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Year Ended December 31, 2008
	Guaranteed	Participant
	Investment Contracts	Loans
Balance, beginning of year	$1,730,968	$6,652,130
Purchases, sales, issuances and settlements (net)	23,394,221	(324,344)

Balance, end of year	$25,125,189	$6,327,786

7.	Kellogg Company Master Trust

The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Master Trust net assets at December 31, 2008 and 2007 and the changes in net assets for the years ended December 31, 2008 and December 31, 2007 are as follows:

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

Kellogg Company Master Trust
Schedule of Net Assets of Master Trust Investment Accounts

	2008	2007
Money Market Funds	$16,098,632	$9,705,928

Receivables	1,938,770	1,076,337

General Investments at fair value
Corporate Stock — Kellogg Company Common Stock	117,331,024	130,506,187
Commingled Funds	129,130,967	215,139,223
Mutual Funds	328,959,162	515,821,845
Guaranteed Investment Contracts	656,792,148	643,193,321

Total general investments	1,232,213,301	1,504,660,576

Total assets	1,250,250,703	1,515,442,841

Payables	(1,529,983)	(901,246)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	42,112,305	(1,179,434)

Net Assets	$1,290,833,025	$1,513,362,161

Percentage interest held by the Plan	35.8%	34.7%

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
for the Years Ended December 31, 2008 and 2007

Kellogg Company Master Trust
Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2008	2007
Earnings on investments
Interest	$32,242,141	$33,247,242
Dividends	16,832,654	24,859,328
Net realized gain (loss)
Common Stock — Kellogg Company Common Stock	3,333,421	7,623,775
Commingled Funds	3,840,575	11,625,852
Corporate Debt — Short Term	—	(474,144)
Corporate Debt — Long Term	—	(274,875)
US Govt. Securities — Short Term	—	(113,153)
US Govt. Securities — Long Term	—	376,348
International Bond — Short Term	—	(140,223)
International Bond — Long Term	—	(5,443)
Mutual Funds	(19,999,760)	59,727,993

Net realized gain/(loss)	(12,825,764)	78,346,130

Total additions	36,249,031	136,452,700
Net transfer of assets in/(out) of investment account	2,010,254	(30,015,129)
Fees and commissions	(1,101,827)	(590,039)

Total additions/(distributions)	908,427	(30,605,168)
Change in unrealized appreciation (depreciation):
Common Stock — Kellogg Company Common Stock	(24,733,309)	(1,468,247)
Commingled Funds	(80,932,250)	703,919
Corporate Debt — Short Term	—	38,016
Corporate Debt — Long Term	—	293,210
US Govt. Securities — Short Term	—	101,394
US Govt. Securities — Long Term	—	(204,093)
International Bond — Long Term	—	192,109
International Bond — Short Term	—	20,959
Mutual Funds	(154,021,035)	(59,003,114)

Changes in unrealized appreciation/(depreciation)	(259,686,594)	(59,325,847)

Net change in assets	(222,529,136)	46,521,685
Net assets
Beginning of year	1,513,362,161	1,466,840,476

End of year	$1,290,833,025	$1,513,362,161

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2008

(a)	(b)	(c)	(e)
		Description of Investment Including Maturity
	Identity of Issue, Borrower, Lessor	Date, Rate of Interest, Collateral, Par or
	or Similar Party	Maturity Value	Current Value
	Plan’s interest in Master Trust at fair value		$447,443,578

	* Participants	Loans, interest rates ranging from 5.00% to	$6,327,786
		10.00%, with due dates at various times
		through November 11, 2022.

*	Parties-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KELLOGG COMPANY BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS SAVINGS AND INVESTMENT PLAN
Date: June 25, 2009	By:	/s/ John A. Bryant
		Name:	John A. Bryant
		Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Document
23.1	Consent of Independent Registered Public Accounting Firm